Exhibit 12.1

Whitestone REIT
Calculation of Consolidated Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Three Months
	Ended March 31,	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings
Income from continuing operations	$986	$53	$1,333	$1,575	$2,075
Plus: Taxes	65	286	225	264	222
Plus: Fixed charges	2,449	8,732	6,344	6,040	6,190
Total earnings	$3,500	$9,071	$7,902	$7,879	$8,487

Fixed charges
Interest expense	2,449	8,732	6,344	6,040	6,190
Total fixed charges	$2,449	$8,732	$6,344	$6,040	$6,190

Ratio of earnings to fixed charges	1.43	1.04	1.25	1.30	1.37